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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(E) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004; or
☐	Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number:

TD WATERHOUSE GROUP, INC. 401(k) AND PROFIT SHARING PLAN
(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1
TORONTO-DOMINION CENTRE
KING STREET WEST AND BAY STREET
TORONTO, ONTARIO M5K 1A2
CANADA

(Address of principal executive offices)

TD WATERHOUSE GROUP, INC.
401(k) and PROFIT SHARING PLAN
FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 7
Supplemental Schedule*:
Schedule H, Part IV, Item 4(i) — Form 5500,
Schedule of Assets (Held at End of Year), December 31, 2004	8
Exhibit Index	10

        *Other schedules required by Section 2520.103 - 10 of the Department of Labor's Rule and Regulations for Reporting and Disclosures under ERISA have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
TD Waterhouse Group, Inc.
401(k) and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financials statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP New York, New York April 29, 2005

TD WATERHOUSE GROUP, INC.
401(k) and PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
ASSETS
Cash	$3,168	$4,431
Investments:
At market value:
Mutual Funds	125,508,277	63,734,871
Common Stock	20,905,861	868,490
Participant loans receivable	5,806,551	2,834,239

Total Investments	$152,223,857	$67,422,031

Employer profit sharing contribution receivable	$5,691,487

Net assets available for benefits	$157,915,344	$67,422,031

See notes to financial statements.

TD WATERHOUSE GROUP, INC.
401(k) and PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2004

Additions
Additions to net assets attributed to:
Investment income:
Dividends and interest	$2,338,841
Net appreciation in fair value of investments	14,050,044

Net investment income	16,388,885

Contributions:
Participants	13,141,627
Employer	3,889,346
Employer profit sharing	5,691,487

Total contributions	22,722,460

Transfer in due to Plan merger
Investments
Total transferred in	62,716,790

Total additions	62,716,790

101,828,135

Deductions
Deductions from net assets attributed to benefits paid to participants	(11,354,822)

Net increase during the year	90,473,313

Net assets available for benefits:
Beginning of year	67,442,031

End of year	$157,915,344

See notes to financial statements.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2004

1.     PLAN DESCRIPTION

  The TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan (the "Plan"), formerly the TD Waterhouse Group, Inc. 401(k) Plan, is a defined contribution plan sponsored by TD Waterhouse Group, Inc. ("TDW Group") and its subsidiaries (the "Company"). TDW Group is a wholly owned subsidiary of The Toronto-Dominion Bank (the "Parent"). The Plan was established on September 1, 1994, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  Effective June 30, 2004, the TD Waterhouse Group, Inc. Profit Sharing Plan merged into the TD Waterhouse Group, Inc. 401(k) Plan. All accrued benefits under the TD Waterhouse Group, Inc. Profit Sharing Plan will be paid from the TD Waterhouse Group, Inc. 401(k) Plan.

  GENERAL

  The Plan is a defined contribution plan covering all employees of the TD Waterhouse Group, Inc. (the "Company") or a participating affiliated company who have completed 30 days of service and are age 21 or older. Participants are eligible to make 401(k) deferrals immediately upon becoming participants. Participants are eligible to receive matching contributions on the January 1, April 1, June 1, or October 1 following their completion of a year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  The Plan also consists of a discretionary profit sharing contribution. The amount of the Company's annual profit sharing contribution to the Plan is determined at the discretion of the Company's Board of Directors. The Company's profit sharing contribution may be in the form of cash or shares of the Parent's common stock. All employees of the Company who have completed at least one year of service, as defined in the Plan, are eligible on the January 1 or July 1 immediately following completion of one year of service, to receive the profit sharing contribution.

  PARTICIPANT ACCOUNTS

  Individual accounts are maintained for each participant to reflect the participant's contributions, matching contributions and investment earnings. Investment earnings are allocated daily based on each participant's investment choices and relative account balances.

  CONTRIBUTIONS

  Each year, participants may contribute up to the maximum amount of pre-tax annual compensation as determined by the Internal Revenue Code ("IRC"), subject to certain other limitations. Participants who are age 50 or older may make additional "catch-up contributions." Participants also may contribute amounts representing distributions from other qualified employer-sponsored retirement plans. Each year, the Company contributes to the Plan as a matching contribution 50% of the participant's contributions to the Plan (not including any catch-up contributions) not to exceed 6% of the participant's compensation. The Company's matching contribution shall be made in cash. A discretionary Profit Sharing contribution may be made annually. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers 22 mutual funds and common stock of the Toronto-Dominion Bank investment options for participants.

  VESTING

  Participants are immediately vested in voluntary contributions plus actual earnings thereon. Vesting in the Company matching contribution is based on years of continuous service. A participant becomes 100% vested in the Company matching contributions after six years of credited service. However, a participant who was an associate of R.J. Thompson Holdings, Inc. or Info Comp International Inc. on December 15, 2001, will be 100% vested in matching contributions after four years of credited service. A participant whose employment is terminated prior to his/her retirement date (for any reason other than death), shall have a vested and nonforfeitable right in the Company's matching contributions, and any earnings or losses attributable thereto, in accordance with the following schedule:

Years of Service	Percentage
(as defined by the "Plan")
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

  INVESTMENT OPTIONS

  Participants' funds are invested at the discretion of the participants among the following T.Rowe Price funds: T.Rowe Price New Income Fund, T.Rowe Price Blue Chip Growth Fund, T.Rowe Price Capital Appreciation Fund, T.Rowe Price Emerging Markets Stock Fund, T.Rowe Price Equity Index Fund, T.Rowe Price International Stock Fund, T.Rowe Price Mid-Cap Growth Fund, T.Rowe Price Prime Reserve Fund, T.Rowe Price Small-Cap Value Fund, T.Rowe Price Science and Technology Fund, T.Rowe Price Equity Income Fund, T.Rowe Price International Bond Fund, T.Rowe Price Media and Telecommunications Fund, T.Rowe Price Income Fund, T.Rowe Price Retirement 2005 Fund, T.Rowe Price Retirement 2010 Fund, T.Rowe Price Retirement 2015 Fund, T.Rowe Price Retirement 2020 Fund, T.Rowe Price Retirement 2025 Fund, T.Rowe Price Retirement 2030 Fund, T.Rowe Price Retirement 2035 Fund, T.Rowe Price Retirement 2040 Fund, the T.Rowe Price Retirement Income Fund, and Toronto Dominion Bank common stock (Parent's common stock). The investments in T.Rowe Price Funds and the Parent's common stock qualify as party-in-interest transactions. Participants may change the election of future contributions to their account or reallocate past contributions any time with no limit on the number of changes.

  PARTICIPANT LOANS RECEIVABLES

  Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of (i) $50,000 minus the greatest amount owed on a loan during the previous 12 months, (ii) 50% of their vested account, or (iii) any loan amount for which the loan repayments will not exceed the participant's net earnings each month, whichever is less. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus 1% as of the date the loan is made. Principal and interest are repaid through payroll deductions.

  PAYMENT OF BENEFITS

  On termination of service for any reason, a participant is entitled to receive the value of the participant's vested interest in his or her account. If the value of the participant's account is less than $5,000, the participant will automatically receive the value of his or her account in a single lump sum. If the value of the participant's account is greater than $5,000, a participant may elect to receive the value of his or her account in a single lump sum, a direct rollover to another employer's retirement plan, equal monthly, quarterly, semi-annual or annual installments for a period that does not exceed the participant's or the beneficiary's life expectancy, or a combination of the lump-sum and the direct rollover. A participant may elect to receive such portion of his or her account as is invested in common stock of The Toronto-Dominion Bank in whole shares of stock or in cash (or in a combination of the two). Withdrawals may be made under certain other circumstances in accordance with the Plan document. The related benefits paid for these party-in-interest transactions for the year ended December 31, 2004 consisted of 10,953 shares of the parent's common stock, with an aggregate market value of $410, 295, and cash of $270,258. The value of the shares of T.Rowe Price funds is distributed in cash. The related benefits paid for these party-in-interest transactions was $10,674,269.

  FORFEITURES

  At December 31, 2004, forfeited nonvested accounts totaled $782,480. These amounts will be used to reinstate prior forfeitures for employees who return to work and to reduce future Company contributions. $674,446 of the above amount was used to meet the employer's profit sharing contribution commitment for 2004.

  PLAN ADMINISTRATION AND TRUSTEESHIP

  The terms and provisions of the Plan are administered by the "Committee," as defined in the Plan document. The Committee is appointed by the Board of Directors of the Parent, and consists of at least three individuals who have the authority to control and manage the operation and administration of the Plan. Committee members serve without pay.

  T.Rowe Price is directed by plan participants concerning purchases and sales of fund investments. T.Rowe Price makes investment decisions for the funds held in the T.Rowe Price mutual funds and provides record-keeping services for all Plan funds.

  The Plan's investments are held by T.Rowe Price under a trust agreement.

  PLAN TERMINATION

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

2.     TRANSFER IN DUE TO PLAN MERGER

  On June 30, 2004 the TD Waterhouse Group, Inc. Profit Sharing Plan was merged into the Plan. On the merger date investments with a fair market value of $62,716,790 were transferred into the Plan. On July 1, 2004 the plan was renamed the TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  METHOD OF ACCOUNTING

  The Plan's financial statements are prepared on the accrual basis of accounting.

  INVESTMENT VALUATION

  The Plan's investments are stated at fair value. Investments in the Parent's common stock are stated at market value, defined as the closing price on the last business day of the Plan Year. Shares of registered investment companies are valued at quoted market prices. Loans are at cost which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Investment income is recorded when earned.

  CONTRIBUTIONS

  Employee and employer matching contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

  PAYMENT OF BENEFITS

  Benefits are recorded when paid.

  RISKS AND UNCERTAINITIES

  The Plan provides for various investment options, whose underlying investments may include investments in any combination of equities, fixed income securities, currency and commodities and derivative contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

  EXPENSES

  Administrative expenses of the Plan are borne by the Company and are not included within the Plan's financial statements.

  USE OF ESTIMATES

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.     INVESTMENTS

  The following table presents the fair value of investments that represent five percent or more of the Plan's net assets available for benefits.

	2004	2003
Common Stock
Toronto Dominion Stock
(501,580 and 25,987)	$20,905,861	$868,490
Mutual funds
T.Rowe Price Blue Chip Growth Fund (567,304 and 393,797 shares)	$17,541,051	$11,203,537
T.Rowe Price Equity Index Fund (390,784 and 238,189 shares)	12,723,913	7,133,750
T.Rowe Price Mid-Cap Growth Fund (303,710 and 186,141 shares)	15,149,043	7,985,454
T.Rowe Price Prime Reserve Fund (21,939,970 and 8,286,926 shares)	21,939,970	8,286,926
T.Rowe Price Small-Cap Value Fund (353,300 and 195,424 shares)	12,605,740	5,743,525
T.Rowe Price Science and Technology Fund (575,618 and 405,197 shares)	10,994,296	7,617,698
T.Rowe Price Capital Appreciation Fund (421,792 and 210,439 shares)	8,220,719	3,682,684

  The closing price for the Parent's common stock was $41.68 and $33.42 per share on December 31, 2004 and December 31, 2003, respectively.

  During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$4,702,458
Mutual funds	9,347,586

$14,050,044

4.     FEDERAL INCOME TAX STATUS

  The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 2003, (the "determination letter"), that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

TD WATERHOUSE GROUP, INC.
401(k) and PROFIT SHARING PLAN

Schedule H, Part IV, Item 4(i) — Form 5500
Schedule of Assets (Held at End of Year)
December 31, 2004

	Number of Shares	Fair Value
Cash		$3,168
Toronto-Dominion Bank Common Stock	501,580	20,905,861
T.Rowe Price New Income Fund	455,053	4,145,537
T.Rowe Price Blue Chip Growth Fund	567,304	17,541,051
T.Rowe Price Capital Appreciation Fund	421,792	8,220,719
T.Rowe Price Emerging Markets Stock Fund	256,750	4,983,519
T.Rowe Price Equity Index Fund	390,784	12,723,913
T.Rowe Price International Stock Fund	293,628	3,796,611
T.Rowe Price Mid-Cap Growth Fund	303,710	15,149,043
T.Rowe Price Prime Reserve fund	21,939,970	21,939,970
T.Rowe Price Small-Cap Value Fund	353,300	12,605,740
T.Rowe Price Science & Technology Fund	575,618	10,994,296
T.Rowe Price Equity Income Fund	154,498	4,108,089
T.Rowe Price International Bond Fund	154,555	1,652,198
T.Rowe Price Media and Telecommunications Fund	206,514	5,871,182
T.Rowe Price Retirement Income Fund	3,982	48,823
T.Rowe Price Retirement 2005	300	3,167
T.Rowe Price Retirement 2010	1,273	17,872
T.Rowe Price Retirement 2015	1,132	12,159
T.Rowe Price Retirement 2020	12,839	191,172
T.Rowe Price Retirement 2025	17,875	194,660
T.Rowe Price Retirement 2030	28,416	440,442
T.Rowe Price Retirement 2035	30,172	329,473
T.Rowe Price Retirement 2040	34,595	538,641
Participants loans receivable — maturing in 1-178 months (Interest rates on loans range from 5% – 10.50%)		5,806,551

Total Assets Held at End of Year		$152,223,857

All investment options are a party-in-interest to the Plan.

TD WATERHOUSE GROUP, INC.
401(k) and PROFIT SHARING PLAN

SIGNATURE

THE PLAN.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TD WATERHOUSE GROUP, INC. 401(k) and PROFIT SHARING PLAN
	By:	/s/ A. WAYNE KYLE A. Wayne Kyle Executive Vice President Human Resources TD Waterhouse Group, Inc.
Date: June 21, 2005

TD WATERHOUSE GROUP, INC.
401(k) PLAN

EXHIBIT INDEX

Description of Exhibit
Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 No. 333-101026 and 333-116159 of the TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan (f/k/a the TD Waterhouse Group, Inc. 401(k) Plan) of our report dated April 29, 2005 relating to the financial statements of TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan, which appears in this Form 11-K.

/s/ PRICEWATERHOUSECOOPERS LLP New York, New York June 20, 2005

QuickLinks

TD WATERHOUSE GROUP, INC. 401(k) and PROFIT SHARING PLAN FOR THE YEAR ENDED DECEMBER 31, 2004 TABLE OF CONTENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TD WATERHOUSE GROUP, INC. 401(k) and PROFIT SHARING PLAN Statements of Net Assets Available for Benefits December 31, 2004 and 2003
TD WATERHOUSE GROUP, INC. 401(k) and PROFIT SHARING PLAN Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2004
TD WATERHOUSE GROUP, INC. 401(k) AND PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS For the Year Ended December 31, 2004
TD WATERHOUSE GROUP, INC. 401(k) and PROFIT SHARING PLAN Schedule H, Part IV, Item 4(i) — Form 5500 Schedule of Assets (Held at End of Year) December 31, 2004
TD WATERHOUSE GROUP, INC. 401(k) and PROFIT SHARING PLAN
SIGNATURE
TD WATERHOUSE GROUP, INC. 401(k) PLAN EXHIBIT INDEX
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM